Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

November 17, 2008

SECURITIES AND EXCHANGE COMMISSION Judiciary Plaza Office Building 450 Fifth Street, N.W. Washington, D.C. 20549	VIA EDGAR

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated October 22, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change Report,

➢

Oromin Explorations Ltd. – Interim Consolidated Financial Statements for the period ended August 31, 2008.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: November 17, 2008	By: “Chet Idziszek”
Chet Idziszek

Its: President
(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com
October 14, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

PROGRESS AT SANTA ROSA OIL PROJECT,  ARGENTINA

Oromin Explorations Ltd. (“Oromin” or the “Company”) is pleased to advise that the  environmental studies on the Santa Rosa Exploration Permit have been completed by our wholly-owned  Argentine subsidiary and have been filed with  the Environmental Control and Improvement Directorate of the Province of Mendoza.    The  Directorate will oversee the evaluation of the environmental studies by the appropriate government agencies and specialists prior to authorizing the first phase of exploration drilling, scheduled for the first quarter of 2009.

The Santa Rosa Block has an area of 7,694 square kilometres with approximately 300 square kilometres being the area we are focused on.  This area covers a large, untested, shallow dome structure that is defined by four surrounding seismic lines on a regional grid.  In addition to the environmental studies, a land surveying contract has been awarded to re-establish the corners and boundaries of the block in compliance with provincial regulations.  This survey will also establish the locations of potential drill-sites and set up a reference grid for future exploration activities.

The CCyB-9 Santa Rosa Block is located within the Cuyana Basin in Mendoza Province, Argentina which has produced over 1.28 billion barrels of oil and has an established infrastructure of pipelines, a refinery, low operating costs  and an experienced oil industry work force.

Otto Energy Limited has a Letter of Intent with Oromin which enables it to earn up to a 41.24% working interest by the expenditure of up to US$2,297,381.

Norman Haimila, Ph.D., petroleum consultant and Oromin’s Country Manager, is the Company’s “qualified evaluator” for the purposes of National Instrument 51-101 and has verified the data disclosed in this news release.  Dr. Haimila is a member of A.I.P.G. and A.A.P.G.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  A current  51-101 Report about the Santa Rosa Block is included in the website.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

October 14, 2008

Item 3.

Press Release

October 14, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Santa Rosa Project.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 14th day of October, 2008.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com
October 14, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

PROGRESS AT SANTA ROSA OIL PROJECT,  ARGENTINA

Oromin Explorations Ltd. (“Oromin” or the “Company”) is pleased to advise that the  environmental studies on the Santa Rosa Exploration Permit have been completed by our wholly-owned  Argentine subsidiary and have been filed with  the Environmental Control and Improvement Directorate of the Province of Mendoza.    The  Directorate will oversee the evaluation of the environmental studies by the appropriate government agencies and specialists prior to authorizing the first phase of exploration drilling, scheduled for the first quarter of 2009.

The Santa Rosa Block has an area of 7,694 square kilometres with approximately 300 square kilometres being the area we are focused on.  This area covers a large, untested, shallow dome structure that is defined by four surrounding seismic lines on a regional grid.  In addition to the environmental studies, a land surveying contract has been awarded to re-establish the corners and boundaries of the block in compliance with provincial regulations.  This survey will also establish the locations of potential drill-sites and set up a reference grid for future exploration activities.

The CCyB-9 Santa Rosa Block is located within the Cuyana Basin in Mendoza Province, Argentina which has produced over 1.28 billion barrels of oil and has an established infrastructure of pipelines, a refinery, low operating costs  and an experienced oil industry work force.

Otto Energy Limited has a Letter of Intent with Oromin which enables it to earn up to a 41.24% working interest by the expenditure of up to US$2,297,381.

Norman Haimila, Ph.D., petroleum consultant and Oromin’s Country Manager, is the Company’s “qualified evaluator” for the purposes of National Instrument 51-101 and has verified the data disclosed in this news release.  Dr. Haimila is a member of A.I.P.G. and A.A.P.G.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  A current  51-101 Report about the Santa Rosa Block is included in the website.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Six months ended August 31, 2008

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended August 31, 2008.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

		February 29,
	August 31,	2008
	2008	(audited)

ASSETS

Current
Cash and cash equivalents	$15,217,955	$26,139,917
Receivables	202,924	176,030
Investments (Note 5)	155,734	362,662
Prepaid expenses and deposits	4,872	4,872
	15,581,485	26,683,481

Resource properties (Note 6)	31,834,611	21,246,506
Contractor deposit	171,465	171,465
Equipment and fixtures	242,757	37,145
Performance bond – restricted cash	72,390	66,749
	$47,902,708	$48,205,346

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,986,668	$2,175,285

Shareholders’ equity

Capital stock (Note 7)	58,197,107	57,509,011
Contributed surplus (Note 7)	8,539,128	4,145,757
Accumulated other comprehensive income	(209,137)	(531,311)
Deficit	(20,611,058)	(15,093,396)
	45,916,040	46,030,061
	$47,902,708	$48,205,346

Subsequent event (Note 12)

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss

(Unaudited – Prepared by Management)

		Three months	Three months	Six months	Six months
		Ended	Ended	Ended	Ended
		August 31,	August 31,	August 31,	August 31,
		2008	2007	2008	2007

EXPENSES
Amortization		$15,852	$701	$16,553	$1,402
Filing and transfer fees		17,352	12,441	20,356	17,432
Office and rent		57,001	30,712	94,984	61,821
Professional and consulting fees		164,968	73,888	279,006	99,663
Salaries and benefits		87,253	61,098	133,141	119,355
Stock-based compensation		254,230	-	4,598,369	299,422
Travel and public relations		80,379	92,002	174,674	154,744

		(672,035)	(270,842)	(5,317,083)	(753,839)

OTHER INCOME (EXPENSE)
Interest income		83,654	147,399	261,695	306,648
Loss on disposition of investment (Note 5)		-	-	(447,458)	-
Foreign exchange (loss) gain		78,263	2,334	(14,816)	(85,172)
		161,917	149,733	(200,579)	221,296

Loss for the period		(510,118)	(121,109)	(5,517,662)	(532,543)

Other comprehensive gain (loss)
Unrealized loss on securities held for sale (Note 5)		(83,853)	(196,479)	(125,284)	(404,156)

Total comprehensive loss for the period	$	(593,971)	$(317,588)	$(5,642,946)	$(936,699)

Basic and diluted loss per common share		$(0.01)	$(0.00)	$(0.08)	$(0.01)

Weighted average number of shares outstanding		65,209,056	54,210,135	65,145,054	53,669,778

Oromin Explorations Ltd.

(An exploration stage company)

Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007
STATEMENT OF DEFICIT
Balance, beginning of period	$20,100,940	$14,127,182	$15,093,396	$13,715,748
Net loss for the period	510,118	121,109	5,517,662	532,543
Balance, end of period	$20,611,058	$14,248,291	$20,611,058	$14,248,291

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of period	$125,284	$196,479	$531,311	$-
Unrealized loss on investments held for sale	83,853	207,677	131,769	404,156
Unrealized gain on investments held for sale	-	-	(6,485)	-
Realization of loss on investment disposed of (Note 5)	-	-	(447,458)	-

Balance, end of period	$209,137	$404,156	$209,137	$404,156

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(510,118)	$(121,109)	$(5,517,662)	$(532,543)
Items not affecting cash
Stock-based compensation	254,230	-	4,598,369	299,422
Loss on disposition of investment	-	-	447,458	-
Amortization	15,852	701	16,553	1,402
Foreign exchange loss (gain)	(4,660)	-	(5,641)	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	318,654	(19,210)	(24,392)	(43,043)
Receivables	12,196	(13,967)	(26,894)	(24,270)

	86,154	(153,585)	(512,209)	(299,032)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	93,939	194,549	483,098	4,529,685
Change in amounts due to (from) joint venture	-	2,077,119	-	(467,285)

	93,939	2,271,668	483,098	4,062,400

CASH FLOWS FROM INVESTING ACTIVITY

Expenditures on resource properties	(6,063,915)	(2,931,832)	(10,670,686)	(5,517,162)
Purchase of equipment and fixtures	(110,973)	-	(222,165)	-

	(6,174,888)	(2,931,832)	(10,892,851)	(5,517,162)

Change in cash and cash equivalents	(5,994,795)	(813,749)	(10,921,962)	(1,753,794)
Cash and cash equivalents - beginning of period	21,212,750	14,852,777	26,139,917	15,792,822

Cash and cash equivalents – end of period	$15,217,955	$14,039,028	$15,217,955	$14,039,028

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2008

1.

NATURE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current mineral and oil and gas exploration activities are in the pre-production stage. Consequently, the Company is defined as an exploration stage Company. The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration, and future profitable commercial production or proceeds from the disposition thereof.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 29, 2008.

3.

SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.

CHANGES IN ACCOUNTING POLICIES

New accounting policies

Effective with the new fiscal year beginning March 1, 2008, the Company adopted certain new accounting standards issued by the CICA which may impact the Company in the future as follows:

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The adoption of this standard did not have an effect on the Company for the six months ended August 31, 2008.

Capital Disclosure

The Company's objective when managing capital is to safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties, if it believes there is sufficient geologic or economic potential, and it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the stage of development of the Company, is appropriate.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2008

4.

CHANGES IN ACCOUNTING POLICIES (continued)

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 Financial Instruments - Disclosures, and Section 3863 Financial instruments - Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance the previous disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended August 31, 2008.

Goodwill and Intangible Assets

CICA Handbook Section 3064 Goodwill and Intangible Assets establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, Revenues and Expenses during the pre-operating period.  The changes are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2009. The Company has determined there will be no material impact from the adoption of this change on the disclosure in its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheet at February 28, 2010. While the Company has begun assessing the adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

5.

INVESTMENTS

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at August 31, 2008 of $0.13 per share or $155,734 in the aggregate; the Company classifies these shares as available for sale, and accordingly revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period the Company recognized a loss in fair value attributable to the shares of Lund totaling $131,769 charged to other comprehensive loss for the period.

At February 29, 2008 the Company also held 750,000 shares of Surge Global Energy Inc. (“Surge”). Effective March 12, 2008 the Company agreed to deliver these shares, together with other consideration, to Surge as part of the acquisition price of the interest in the Santa Rosa Project in Argentina described in Note 6(b). Prior to the date of disposition March 12, 2008 the Company recognized a gain in fair value attributable to the Surge shares totaling $6,485 charged to other comprehensive gain (loss) for the period, and effective March 12, 2008 the Company recognized a loss on the disposition of the Surge shares of $447,458, an amount previously carried in the cumulative comprehensive loss account, charged to other income (expense). Following that disposition, the Company no longer held any Surge shares.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2008

6.

RESOURCE PROPERTIES

	Sabodala,	Santa Rosa	Total
	Senegal	Argentina

Balance, February 29, 2008	$19,924,177	$1,322,329	$21,246,506

Acquisition costs	-	707,635	707,635
Camp operation	1,503,350	-	1,503,350
Contractors and geological staff	671,214	198,904	870,118
Corporate services fee	1,025,786		1,025,786
Drilling	4,417,950	-	4,417,950
Exploration office	106,056	52,254	158,310
Insurance	13,134	-	13,134
Land and legal	13,107	126,844	139,951
Presumptive income tax	-	8,779	8,779
Sample analysis	1,084,876	-	1,084,876
Social programs	120,601	-	120,601
Travel and accommodation	241,968	50,990	292,958
Wages and benefits	353,593	-	353,593
Cost recovery	-	(108,936)	(108,936)
	9,551,635	1,036,470	10,588,105

Balance, August 31, 2008	$29,475,812	$2,358,799	$31,834,611

a)

Sabodala gold project, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The concession grants the Company the sole right to acquire a 100% interest in the project. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company domiciled in the Republic of Panama. The Company provides exploration and management services to OJVG.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006 SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon are required to fund further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production. During the period ended August 31, 2008, the joint venture incurred total exploration and related costs of $17,051,698 of which the Company’s share was $8,525,849, exclusive of $1,025,786 paid by the Company to Bendon for corporate services associated with the project not chargeable to the joint venture.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2008

6.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

b)

Santa Rosa oil and gas project, Argentina

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which under the jurisdiction of the Province of Mendoza formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, EOSA, over certain oil and gas exploration interests in the Province of Mendoza in central Argentina (the “Santa Rosa Property”) which since 2001 had previously been the subject of an approved bid with the federal government of the Republic of Argentina. Pursuant to the decree the Company is committed to incur exploration expenditures of a minimum US$600,000 by May 1, 2011.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. Also pursuant to the May 2, 2008 decree, the Company was required to and did put in place a performance bond to guarantee a minimum US$600,000 exploration expenditure. If the Company fails to carry out the minimum expenditure, under certain circumstances the arm’s length bonding company which has provided the bond has recourse to the Company for the cash value of any shortfall.

Pursuant to an agreement dating from 2002 as amended through 2005, as at February 29, 2008 Surge held a 17.52% effective interest in the Santa Rosa Property. By agreement dated March 12, 2008 the Company acquired this 17.52% interest by the payment of US$600,000 in cash and by the delivery to Surge of 1,000,000 common shares of Surge of which 750,000 were held by the Company at February 29, 2008 and a further 250,000 were acquired from a director and senior officer of the Company.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”) (formerly Ottoman Energy Ltd.), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto can acquire up to a 41.24% interest in the Santa Rosa Property, in two stages, by spending up to US$2,297,381 on exploration and development of the project.  The LOI, as amended, is subject to a number of conditions that must be fulfilled or waived by December 31, 2008, including formal issuance of the exploration and exploitation rights (which occurred May 2, 2008), completion of legal and financial due diligence to Otto’s satisfaction, and the settlement and execution of a joint venture agreement governing the project.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of		Contributed
	Shares	Amount	Surplus
Authorized
An unlimited number of common shares without par value

Balance as at February 29, 2008	64,972,583	$57,509,011	$4,145,757
For cash on exercise of warrants	70,023	139,023
For cash on exercise of stock options	185,000	344,500	-
Share issue costs		(425)
Transfer from contributed surplus on exercise of stock options	-	187,996	(187,996)
Transfer from contributed surplus on exercise of warrants	-	17,002	(17,002)
Stock-based compensation (Note 8)	-	-	4,598,369

Balance as at August 31, 2008	65,227,606	$58,197,107	8,539,128

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2008

8.

STOCK OPTIONS

As at August 31, 2008, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
	$
615,000	0.25	January 22, 2009
225,000	0.25	March 3, 2009
100,000	2.60	July 1, 2009
75,000	0.40	June 1, 2010
87,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
75,000	2.79	October 1, 2010
100,000	0.80	November 22, 2010
1,621,000	1.90	February 15, 2011
20,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.04	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012
75,000	3.40	March 1, 2013
2,320,000	3.25	March 26, 2013
250,000	3.00	May 14, 2013

6,418,000

The total fair value of stock options granted and vested during the current period was $4,598,369 which has been recorded in the results of operations as stock-based compensation.

The following assumptions were used for the Black-Scholes valuation of options vested during the period.

Risk-free interest rate

2.76% to 4.59%

Expected life

2 to 5 years

Annualized volatility

53.9% to 77.9%

Dividend rate

0%

9.

WARRANTS

As at August 31, 2008, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price		Expiry Date
	$
283,109	1.65		December 7, 2008
4,231,450	2.20	(Note 12)	* December 7, 2008
540,000	2.75		November 15, 2009
2,700,000	3.30		* November 15, 2009
900,000	3.30		November 26, 2009

8,654,559

* These warrants are subject to accelerated conversion provisions under certain circumstances.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2008

10.

RELATED PARTY TRANSACTIONS

	2008	2007

Office and rent	$35,604	$26,460
Professional and consulting fees	147,068	138,889
Salaries and benefits	86,100	78,272

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at August 31, 2008 is $22,155 (February 29, 2008 - $37,098) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s resource properties and equipment and fixtures are located in the following geographic areas:

	August 31, 2008	February 29, 2008

Senegal	$29,475,812	$19,924,177
Argentina	2,358,799	1,322,329
Canada	242,757	37,145

	$32,077,368	$21,283,651

12.

SUBSEQUENT EVENTS

In September 2008 the Company agreed, subject to regulatory approval, to amend the exercise price of 4,231,450 options with the expiry date December 7, 2008 from $2.20 to $1.22.

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED AUGUST 31, 2008

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Senegal, West Africa and in Argentina, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the six months ended August 31, 2008, the Company was primarily engaged in the exploration of its Sabodala Gold Project in Senegal and in advancing the permitting process for its Santa Rosa oil & gas concession in the Province of Mendoza, Argentina.

This MD&A is dated October 30, 2008 and discloses specified information up to that date. Oromin is classified as a “venture issuer” for the purposes of National Instrument 51-102. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the six months ended August 31, 2008 and subsequently to the date of this report.

1.

We continued our exploration of the Sabodala Gold Project, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $9.5 million to our investment in the Sabodala project during the period, a rate which we expect to continue. News releases issued March 20, May 5, June 5, July 24, August 6 and September 16, 2008 describe significant drilling results and other progress at the Golouma West, Golouma Northwest, Golouma South, Masato, Sekoto, Goumbati, Sabodala North and Niakafiri gold targets. Total joint venture expenditures during the first two fiscal quarters managed by Oromin were approximately $17.0 million of which Oromin’s share was $8.5 million.

2.

On July 24, 2008 we issued a news release summarizing the initial open pit resource estimate for the three most advanced gold deposits defined to date at the Sabodala Gold Project. The estimate, provided by our independent consultant SRK Consulting (Canada) Ltd. in compliance with National Instrument 43-101, outlines a total inferred in-situ resource estimate at the Goulouma West, Goulouma South and Masato deposits of 25.2 million tonnes grading 1.73 grams per tonne gold for a contained gold resource of 1.40 million ounces. We further reported that the resource shells used in the estimate went only to average depths of 150 to 200 meters, that significant on-trend and to-depth potential remains and continues to be drilled, that subsequent drilling has expanded the subject deposits and confirmed new discoveries, and that preliminary metallurgical tests have confirmed high gold recoveries.

3.

Based on the continuing strong drill results set out in our July, August and September news releases, we are confident of significant updates in our future resource estimates, to be followed in 2009 by a pre-feasibility study.

4.

As cited in previous MD & A reports, our activities towards drilling initial wells on the Santa Rosa oil and gas project in Argentina continued, consisting principally of conforming to requirements and timelines arising from the passing of jurisdiction over this project from the federal government of Argentina to the government of the Province of Mendoza. On May 2, 2008 the Province of Mendoza issued a decree confirming under its jurisdiction our rights in the project. We are now working on the necessary preparation work to drill the test wells, which we have timetabled for the first quarter of 2009. On July 9, 2008 we issued and filed a National Instrument 51-101 compliant technical report on the Santa Rosa project. This report is available on our website www.oromin.com and on SEDAR. We have recently completed our environmental studies as part of the drill permitting process.

Oromin Explorations Ltd.
Six months Ended August 31, 2008
Management Discussion and Analysis
Page 2 of 6

Outlook

In the near term, we will continue our exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas project. We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on our currently held properties during the fiscal year currently in progress and subsequently. In addition, Oromin reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, we could, in the future, acquire additional oil and gas or mineral exploration properties. None of our resource properties are in production and therefore do not produce any income.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows portrays a continuing ability to access the capital markets and otherwise manage our financial assets. It also demonstrates a vigorous program of resource project expenditure, which is after all the business we are in as an exploration company. Our cash investments in our mineral projects have increased from $5.5 million in the first two quarters of fiscal 2007-2008 to $10.7 million in the first two fiscal 2008-2009 quarters.

Net of the large but non-cash item stock-based compensation, our expenses for the six months ended August 31, 2008 were approximately $720,000, up from approximately $455,000 in the preceding year’s corresponding period. All of our major expense cost centres increased in the 2008 fiscal quarter, reflecting the costs of supporting our expanding activities at the Sabodala and Santa Rosa projects, with the most significant increases occurring in professional and consulting fees, in office and rent costs, and in travel and public relations costs.  We expect these levels of costs to continue in the current fiscal year in progress, and in subsequent years, as our projects continue to mature. The increase in professional fees reflects very large costs of compliance with audit requirements pursuant to the Sarbanes-Oxley legislation imposed by U.S. authorities.

Interest earnings decreased slightly in 2008 related to the investment of reducing balances of financing proceeds, also earning lower yields arising from the current credit uncertainty.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	August 31,	May 31,	February 29,	November	August 31,	May 31,	February 28,	November
	2008	2008	2008	30, 2007	2007	2007	2007	30, 2006
Total assets	$47,902,708	$48,567,218	$48,205,346	$45,154,830	$29,919,523	$29,535,410	$27,405,610	$11,706,587
Resource properties and deferred costs	31,834,611	26,508,057	21,246,506	17,567,037	15,120,881	13,206,938	10,829,718	8,941,412
Working capital (deficiency)	13,594,817	19,266,954	24,508,196	26,464,216	12,235,318	14,073,513	12,586,347	(83,302)
Shareholders’ equity	45,916,040	46,161,842	46,030,061	44,502,094	28,009,604	28,132,643	24,117,196	10,266,882
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(510,118)	(5,007,544)	813,144	(1,302,009)	(209,777)	(679,006)	(829,309)	(171,141)
Earnings (loss) per share	(0.01)	(0.07)	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)	(0.00)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. We experienced a very large charge to the non-cash expense category for stock-based compensation, since the Company made significant grants of incentive stock options in March and May 2008 as set out in Note 8 to the financial statements. Other than the factors leading to increased managerial and administrative costs already discussed, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the financial statements.

Oromin Explorations Ltd.
Six months Ended August 31, 2008
Management Discussion and Analysis
Page 3 of 6

Liquidity

Based on our existing working capital, Oromin does not require additional financing for the Sabodala Project and our share of the planned Sabodala exploration programs during the current fiscal year, nor for the Santa Rosa Property if we are able to proceed with drilling during the current fiscal year.

Oromin does not currently have an interest in any producing resource. Our exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until Oromin develops cash flow from its operations. There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, Oromin plans to continue its exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas targets.

Capital Resources

During the six months ended August 31, 2008, the Company issued a total of 255,023 shares as set out in Note 7 to the financial statement for net cash proceeds of $483,098. Added to the balance of funds raised by equity issues in fiscal 2006 and 2007, we ended the period with very substantial cash resources and working capital.

The Company has sufficient funds to meet its anticipated general and administrative expenses and to carry on its proposed or anticipated exploration programs for the Sabodala Project and the Santa Rosa Property for the balance of the fiscal year currently under way.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the six months ended August 31, 2008, the Company incurred professional fees of $147,068 with directors or companies controlled by directors. These payments were comprised of $108,568 accrued or paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $38,500 accrued or paid to a law practice controlled by a director and officer of the Company for legal services. The Company also paid salaries and benefits of $86,100 to its Chief Executive Officer and incurred office and rent costs of $35,604 with companies related by way of common directors.

As at August 31, 2008, accounts payable includes $22,155 due to related parties for professional services.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Adoption of new accounting standards

As described in Note 4 to the financial statements, the Company adopted certain new accounting standards mandated by generally accepted accounting principles in Canada effective with the commencement of its 2008-2009 fiscal year. The standards have to do with the concepts of general financial statement disclosure, capital disclosure, and enhanced financial instruments disclosures. The adoption of these new standards has not had a material or meaningful effect on the Company’s financial position or results during the fiscal period.

Financial Instruments

Oromin’s financial instruments consist of cash, receivables, investments, performance bond, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest or credit risks arising from these financial instruments. Because of generally short maturities, the fair values of these financial instruments are approximately equal to their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations, nor is it a party to any other hedging relationships. We are exposed to the market risk inherent in our holdings of shares of Lund; each one cent increase or decrease in the fair value of Lund shares creates a $11,979 credit or charge to comprehensive income or loss for the period.

Oromin Explorations Ltd.
Six months Ended August 31, 2008
Management Discussion and Analysis
Page 4 of 6

We also from time to time maintain holdings in bank balances, in amounts due to or from OJVG, and in accounts payable which are denominated in U.S. dollars, Argentine pesos or in CFA francs, the currency of Senegal, a currency which is pegged to the Euro. As a consequence, we are exposed to foreign exchange effects, both realized and unrealized, arising from fluctuations in those currencies. During the fiscal period ended August 31, 2008 foreign exchange rates against the Canadian dollar experienced unprecedented fluctuations and volatility. It is our expectation that this level of fluctuation and volatility is likely to continue during the current fiscal year under way, and that we shall continue to experience significant foreign exchange effects in our statement of operations.

International Financial Reporting Standards (“IFRS”)

The Company provided the following disclosure in its financial statements for the period ended August 31, 2008:

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform to IFRS of the Company’s balance sheet at February 28, 2010. While the Company has begun assessing the adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

Risk Factors

The Company made extensive disclosures about the risk factors it faces in the management discussion and analysis prepared in respect of our fiscal year ended February 29, 2008. There have been no significant alterations to the risk factors discussed therein to the date of this report. We recommend that readers of our financial and other disclosures take note of the risk factors we have set out.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Our expenditures by project and by cost centre are set out in detail in Note 6 to the financial statements. It is evident that the Sabodala Gold Project has been our principal focus. The application of costs at Sabodala during fiscal 2008 and in the first two quarters of the new fiscal year reflects a continuing vigorous and advancing stage of exploration, with an active camp supporting a large technical effort with major expenditures on both reverse circulation and core drilling, on trenching and on related sample analysis. As set out in Note 6 to the financial statements, during the six months ended August 31, 2008, the Company added $9.5 million to its investment in the Sabodala project of which $7.0 million or 73 per cent was expended on the cost centres of trenching and drilling, assaying, and camp operations.

The principal costs incurred for the Santa Rosa project continued to reflect our efforts seeking governmental acceptance of our drilling plans and programs; i.e., geological consultants, travel costs and the costs of establishing an office in the city of Mendoza. These efforts came to fruition with the grant of a decree by the government of the Province of Mendoza on May 2, 2008 as described in note 6(b) to the financial statements. We expect these costs will increase very significantly in the fiscal year currently under way as we prepare to drill test wells on the project, timetabled for the first quarter of 2009. Our proportion of such costs would be reduced by the participation of Otto Energy Ltd. as set out in note 6(b) to the financial statements. Also as set out in Note 6(b), we acquired back from Surge Global Energy, Inc. (“Surge”) a 17.52% interest in the Santa Rosa project by the payment of US$600,000 in cash and the delivery of one million of Surge’s own shares back to them. This transaction underlies the charge of $707,635 as acquisition costs at the Santa Rosa project during the period.

Oromin Explorations Ltd.
Six months Ended August 31, 2008
Management Discussion and Analysis
Page 5 of 6

Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 65,227,606 were outstanding at August 31, 2008 and at October 30, 2008.

Share purchase warrants

As at August 31 and October 30, 2008, the Company had the following warrants outstanding for the purchase of common shares:

Number of Warrants	Exercise Price	Expiry Date

4,231,450	$2.20	December 7, 2008(1) (2)
283,109	$1.65	December 7, 2008
540,000	$2.75	November 15, 2009
2,700,000	$3.30	November 15, 2009(1)
900,000	$3.30	November 26, 2009(1)
8,654,559

(1) These warrants are subject to accelerated conversion provisions as described in Notes 9(b) and 9(c) to the annual audited financial statements.

 (2) The Company has agreed, subject to regulatory approval, to reduce the exercise price of these warrants to $1.22.

Incentive stock options

As at August 31 and October 30, 2008, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date

615,000	$0.25	January 22, 2009
225,000	$0.25	March 3, 2009
100,000	$2.60	July 1, 2009
75,000	$0.40	June 1, 2010
87,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
75,000	$2.79	October 1, 2010
100,000	$0.80	November 22, 2010
1,621,000	$1.90	February 15, 2011
20,000	$2.02	April 21, 2011
100,000	$2.13	May 4, 2011
70,000	$2.04	January 9, 2012
200,000	$2.80	April 20, 2012
85,000	$2.91	May 8, 2012
100,000	$2.91	May 9, 2012
75,000	$3.40	March 1, 2013
2,320,000	$3.25	March 26, 2013
250,000	$3.00	May 14, 2013
6,418,000

Vancouver, British Columbia	October 30, 2008

Readers are referred to the Cautionary Statement on the following page.

Oromin Explorations Ltd.
Six months Ended August 31, 2008
Management Discussion and Analysis

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.